SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                          ASIA GLOBAL CROSSING LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)


               Class A Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  G05 330108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             JAMES C. GORTON, ESQ.
                             GLOBAL CROSSING LTD.
                             360 N. CRESCENT DRIVE
                        BEVERLY HILLS, CALIFORNIA 90210
                                 310-385-5200
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                July 10, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G05 330108                  13D                   Page 2 of 14 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Global Crossing Ltd.
     98-0189783
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Bermuda
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                        0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY              427,947,683
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                        0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                        342,447,683
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        342,447,683
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [x]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        58.9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


        CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  G05 330108                 13D                   Page 3 of 14 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Global Crossing Holdings Ltd.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


        Bermuda
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                        0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY              421,125,125
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                        0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                        335,625,125
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        335,625,125
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        57.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


        CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  G05 330108                 13D                   Page 4 of 14 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Global Crossing Asia Holdings Ltd.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY


     N/A
________________________________________________________________________________
4    SOURCE OF FUNDS*


     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Bermuda
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                        0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY              401,125,125
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                        0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                        315,625,125
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        315,625,125
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [x]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        54.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


        CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  G05 330108                 13D                   Page 5 of 14 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Global Crossing North American Holdings, Inc.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


        Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                        0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY              105,500,000
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                        0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                        20,000,000
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        20,000,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [x]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        3.4%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


        CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  G05 330108                 13D                   Page 6 of 14 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     IPC Information Systems, Inc.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


        Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                        0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY              105,500,000
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                        0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                        20,000,000
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        20,000,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [x]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        3.4%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


        CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  G05 330108                 13D                   Page 7 of 14 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     IXnet, Inc.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


        Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                        0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY              105,500,000
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                        0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                        20,000,000
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        20,000,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [x]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        3.4%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


        CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  G05 330108                 13D                   Page 8 of 14 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     International Exchange Networks, Ltd.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


        Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                        0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY              104,261,538
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                        0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                        18,761,538
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        18,761,538
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [x]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        3.2%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


        CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

Item 1.  Security and Issuer

          This statement relates to the Class B Common Stock, par value $0.01 per share (the "Class B Stock"), of Asia Global Crossing Ltd., a Bermuda corporation ("AGC"). The Class B Stock is immediately convertible into the same number of shares of Class A Common Stock (the "Class A Stock") of AGC that are the subject of this Schedule 13D. The Class B Stock is entitled to ten votes per share, while the Class A Stock is entitled to one vote per share. The Class B Stock and Class A Stock are referred to collectively as "Common Stock". The address of the principal executive offices of AGC is Wessex House, First Floor 45 Reid Street, Hamilton, HM12, Bermuda.

Item 2.  Identity and Background

          This Schedule 13-D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) Global Crossing Ltd., a Bermuda corporation ("GCL"), whose principal business and office address is Wessex House, First Floor, 45 Reid Street, Hamilton, HM12, Bermuda; (2) Global Crossing Holdings Ltd., a Bermuda corporation ("GCHL"), whose principal business address is Wessex House, First Floor, 45 Reid Street, Hamilton, HM12, Bermuda; (3) Global Crossing Asia Holdings Ltd., a Bermuda corporation ("GCAL"), whose principal business and office address is Wessex House, First Floor, 45 Reid Street, Hamilton, HM12, Bermuda; (4) Global Crossing North American Holdings, Inc., a Delaware corporation ("GCNAH"), whose principal business and office address is 180 South Clinton Avenue, Rochester, NY 14646;
(5) IPC Information Systems, Inc., a Delaware corporation ("IPC"), whose principal business and office address is 88 Pine Street, New York, NY 10005
(6) IXnet, Inc., a Delaware corporation ("IXnet"), whose principal business and office address is 88 Pine Street, New York, NY 10005 and (7) International Exchange Networks, Ltd., a Delaware corporation ("IEN"), whose principal business and office address is 88 Pine Street, New York, NY 10005. GCHL, GCAL, GCNAH, IPC, IXnet and IEN are wholly owned subsidiaries of GCL and, together with GCL, are all engaged in the telecommunications industry.

          To the best of GCL's knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of GCL, and the name, principal business address or any corporation or other organization in which such employment is conducted is set forth on Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

          To the best of GCHL's knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of GCHL, and the name, principal business address or any corporation or other organization in which such employment is conducted is set forth on Schedule II hereto. The information contained in Schedule II is incorporated herein by reference.

          To the best of GCAL's knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of GCAL, and the name, principal business address or any corporation or other organization in which such employment is conducted is set forth on Schedule III hereto. The information contained in Schedule III is incorporated herein by reference.

             To the best of GCNAH's knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of GCNAH, and the name, principal business address or any corporation or other organization in which such employment is conducted is set forth on Schedule IV hereto. The information contained in Schedule IV is incorporated herein by reference.

          To the best of IPC's knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of IPC, and the name, principal business address or any corporation or other organization in which such employment is conducted is set forth on Schedule V hereto. The information contained in Schedule V is incorporated herein by reference.

          To the best of IXnet's knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of IXnet, and the name, principal business address or any corporation or other organization in which such employment is conducted is set forth on Schedule VI hereto. The information contained in Schedule VI is incorporated herein by reference.

          To the best of IEN's knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of IEN and the name, principal business address or any corporation or other organization in which such employment is conducted is set forth on Schedule VII hereto. The information contained in
Schedule VII is incorporated herein by reference.

          During the last five years, none of the Reporting Persons, nor to the best of each of the Reporting Person's knowledge, any of the executive officers or directors of GCL, GCHL, GCAL, GCNAH, IPC, IXnet and IEN listed on Schedules I through VII hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

          GCL and certain of the other Reporting Persons beneficially owned an aggregate 315,625,125 shares of Class B Stock at the time the Class A Stock became registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended. The consideration for the additional shares of Class B Stock acquired by certain of the Reporting Persons in July 2001 is the outstanding share capital of certain entities comprising the Asian operations of IPC Communications, Inc. and IXnet, Inc., each which were acquired by GCL on or about June 14, 2000, pursuant to concurrent merger transactions (the "IPC/IXnet Mergers"). On the same date, GCL also transferred the territorial rights to conduct business in the countries of Australia and New Zealand to AGC and entered into a Non-Competition Agreement (the "Non-Competition Agreement") with AGC. These transactions are more fully described in Items 4 and 6 below and all information described therein is hereby incorporated by reference.

Item 4.  Purpose of the Transaction

          Certain of the Reporting Persons filed a statement on Schedule 13G on February 14, 2001 with respect to their ownership of AGC's Class B Stock as of such date.

          On July 10, 2001, GCL and certain of its wholly owned subsidiaries entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") whereby it sold the Asian operations that it acquired in the IPC/IXnet Mergers to AGC. On the same date, the Subscription and Shareholders Agreement dated October 12, 2000 ("Shareholders Agreement") among GCL, AGC, Softbank Corp. ("Softbank") and Microsoft Corporation ("Microsoft") was amended by the parties thereto to transfer the territorial rights to conduct business in Australia and New Zealand to AGC. These transactions are more fully described in a joint press release dated June 18, 2001 of GCL and AGC and which is attached as Exhibit 7 hereto and hereby incorporated by reference. As consideration for the sale of the Asian operations of IPC/IXnet, AGC delivered to GCL and certain of its wholly owned subsidiaries an aggregate of 20,000,000 newly issued shares of Class B Stock. As consideration for the transfer of the territorial rights to Australia and New Zealand (including the entry by the parties into the Non-Competition Agreement), AGC delivered to GCL an aggregate of 6,822,558 newly issued shares of Class B Stock.

          Prior to the transactions effected on July 10, 2001, GCL controlled AGC by virtue of its beneficial ownership of approximately 56.9% of the outstanding aggregate voting shares of AGC, and GCL has no present intention to change or otherwise alter the manner in which it directs the control of AGC. However, the Reporting Persons reserve the right, consistent with applicable law, to acquire additional securities of AGC (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise), to continue to influence the management or policies of AGC, to dispose of their securities of AGC, or to formulate other purposes, plans or proposals regarding AGC or any of its securities, in each case in light of the Reporting Persons continued evaluation of AGC, market conditions or other factors. Such actions could result in one or more of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

          GCHL is the beneficial and legal owner of 335,625,125 shares of Class B Stock, which is 57.8% of the Common Stock. GCAL is the beneficial and legal owner of 315,625,125 shares of Class B Stock, which is 54.3% of the Common Stock. GCNAH is the beneficial and legal owner of 20,000,000 shares of Class B Stock, which is 3.4% of the Common Stock. IPC is the beneficial and legal owner of 20,000,000 shares of Class B Stock, which is 3.4% of the Common Stock. IXnet is the beneficial and legal owner of 20,000,000 shares of Class B Stock, which is 3.4% of the Common Stock. IEN is the beneficial and legal owner of 18,761,538 shares of Class B Stock of AGC, which is 3.2% of the Common Stock. All of the Class B Stock of AGC is convertible, at the option of the holder, to Class A Stock. GCHL, GCAL, GCNAH, IPC, IXnet and IEN are all wholly owned subsidiaries of GCL, so it is deemed to beneficially own 342,447,683 shares of Class B Stock, which represents 58.9% of the Common Stock.

          GCL is a party to the Shareholders Agreement referred to in Item 4 in which each of AGC, GCL, Microsoft and Softbank has agreed to vote all of their AGC shares together for each other's AGC board nominees and against any other AGC board nominees. Each of the Reporting Persons disclaims beneficial ownership of the shares owned by Microsoft and Softbank. The total number of shares over which GCL may be deemed to have shared voting power (by virtue of the foregoing voting arrangements with Microsoft and Softbank) is 427,947,683 shares, which represents 73.6% of the Common Stock.

          The ownership information regarding the directors and executive officers of the Reporting Persons required by this Item 5 are set forth on Schedules I through VII and are hereby incorporated by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          In connection with AGC's initial public offering in October 2000, GCL, Microsoft, Softbank and AGC entered into the Shareholders Agreement and a Registration Rights Agreement. In addition, in connection with the sale of the Asian operations acquired by GCL in the IPC/IXnet Mergers and the transfer of the territorial rights to Australia and New Zealand, GCL, IXnet, IEN and AGC entered into the Stock Purchase Agreement, an Amendment to the Shareholders Agreement and the Non-Competition Agreement. Each of these agreements is described below (and each such agreement is an Exhibit hereto and hereby incorporated by reference).

          Shareholders Agreement (including First Amendment thereto)

          The Shareholders Agreement provides for, among other things: the composition of AGC's board of directors; actions requiring approval of AGC directors appointed by Microsoft and Softbank; preparation of strategic plans; and transfer restrictions on AGC's common stock. As long as each party to the Shareholders Agreement, together with its affiliates, owns at least 5% of the outstanding common shares of AGC, each party has agreed to vote its shares together for each other's AGC board nominees and against any other AGC board nominees.

          The Shareholders Agreement also contains non-competition provisions which grant exclusive operating rights to AGC (subject to certain exceptions) in a specified territory that consists of Brunei, Burma, Cambodia, China (including Hong Kong), Fiji, Indonesia, Japan, Kiribati, Laos, Macau, Malaysia, Marshall Islands, Federated States of Micronesia, Mongolia, Nauru, North Korea, Palau, Papua New Guinea, the Philippines, Samoa, Singapore, Solomon Islands, South Korea, Taiwan, Thailand, Tonga, Tuvalu, Vanuatu and Vietnam (collectively, the "Territory"). On July 20, 2001, the Shareholder Agreement was amended to add Australia and New Zealand to the Territory.

          Registration Rights Agreement

          On November 24, 1999, GCL entered into a Registration Rights Agreement (the "Registration Rights Agreement") with AGC, Microsoft, Softbank and other parties thereto. Pursuant to the Registration Rights Agreement, AGC granted demand registration and piggy-back registration rights to the AGC shareholders that were parties thereto, subject to a number of conditions and limitations. Under the Registration Rights Agreement, GCL has unlimited demand registration rights and each of Microsoft and Softbank may require AGC to file up to two registration statements. The Registration Rights Agreement contains other customary terms and provisions, including provisions for the indemnification by AGC of selling stockholders for certain violations of United States federal securities laws.

          Non-Competition Agreement

          On July 10, 2001, GCL and AGC entered into the Non-Competition Agreement whereby GCL and its subsidiaries agreed not to engage in the business conducted by IPC within the Territory (as defined in the Shareholders Agreement, as amended), except through AGC and subject to certain exceptions. The Non-Competition Agreement expires on July 10, 2003.

          Stock Purchase Agreement

          On July 10, 2001, GCL, certain of its wholly owned subsidiaries and AGC entered into the Stock Purchase Agreement. Pursuant to the Stock Purchase Agreement, GCL and certain of its wholly owned subsidiaries transferred to AGC all of the capital stock of certain entities comprising the Asian operations of IPC and IXnet that were acquired in the IPC/IXnet Mergers. The Stock Purchase Agreement contains various mutual representations, warranties and covenants (including a limited indemnity by each of the parties to the other for liabilities arising from the parties' respective representations as to due organization and ownership of shares).

Item 7.  Exhibits

Exhibit 1      Joint Filing Agreement

Exhibit 2 Subscription and Shareholders Agreement among Global Crossing Ltd., Asia Global Crossing Ltd., Microsoft Corporation and Softbank Corp. (incorporated by reference to Exhibit 10.1 of Asia Global Crossing Ltd.'s Registration Statement on Pre-Effective Amendment No. 4 To Form S-1 (Registration
               No. 333-37666) filed on September 27, 2000).

Exhibit 3 First Amendment to Subscription and Shareholders Agreement among Global Crossing Ltd., Microsoft Corporation, Softbank Corp. and Asia Global Crossing Ltd. dated July 10, 2000.

Exhibit 4 Registration Rights Agreement, dated as of November 24, 1999, among Global Crossing Ltd., Softbank Corp., Microsoft Corporation, Asia Global Crossing Ltd., and The Goldman Sachs Group (incorporated by reference to Exhibit 10.7 of Asia Global Crossing Ltd.'s Registration Statement on Pre-Effective Amentment No. 1 To Form S-1 (Registration No. 333-37666) filed on July 13, 2000).

Exhibit 5 Non-Competition Agreement between Global Crossing Ltd. and Asia Global Crossing Ltd. dated July 10, 2000.

Exhibit 6 Stock Purchase Agreement among Global Crossing Ltd., IXnet, Inc., International Exchange Networks, Ltd. and Asia Global Crossing dated July 10, 2000.

Exhibit 7 Press Release of Asia Global Crossing Ltd. and Global Crossing Ltd. dated June 18, 2001.

                                 SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 19, 2001
                                        GLOBAL CROSSING LTD.


                                        By: /s/  Mitchell Sussis
                                        Name:  Mitchell Sussis
                                        Title:    Corporate Secretary

                                        GLOBAL CROSSING HOLDINGS LTD.


                                        By: /s/  Lorraine Dean
                                        Name:  Lorraine Dean
                                        Title:    Vice President

                                        GLOBAL CROSSING ASIA HOLDINGS LTD.


                                        By: /s/  Lorraine Dean
                                        Name:  Lorraine Dean
                                        Title:    Vice President

                                        GLOBAL CROSSING NORTH AMERICAN
                                        HOLDINGS, INC.


                                        By: /s/  Mitchell Sussis
                                        Name:  Mitchell Sussis
                                        Title:    Vice President

                                        IPC INFORMATION SYSTEMS, INC.


                                        By: /s/  Mitchell Sussis
                                        Name:  Mitchell Sussis
                                        Title:    Vice President

                                        IXNET, INC.


                                        By: /s/  Mitchell Sussis
                                        Name:  Mitchell Sussis
                                        Title:    Vice President

                                        INTERNATIONAL EXCHANGE NETWORKS, LTD.


                                        By: /s/  Mitchell Sussis
                                        Name:  Mitchell Sussis
                                        Title:    Vice President

                                  SCHEDULE I

           DIRECTORS AND EXECUTIVE OFFICERS OF GLOBAL CROSSING LTD.

          The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Global Crossing Ltd. The business address of each such person is Wessex House, First Floor, 45 Reid Street, Hamilton, HM12, Bermuda. Except as stated below, each such person is a U.S. citizen.


                                                                    Number of
                                                                 Shares Owned of   % Ownership of
                                                                   Asia Global       Asia Global
       Name and Title            Present Principal Occupation        Crossing         Crossing
       --------------            ----------------------------        --------         --------
Gary Winnick (1)                 Chairman of the Board and            345,781,017      59.4%
                                 Director, Global Crossing Ltd.

Lodwrick M. Cook (2)             Co-Chairman of the Board and         343,414,350      59.0%
                                 Director of Global Crossing
                                 Ltd.

Thomas J. Casey (3)              Vice Chairman of the Board,          343,314,350      59.0%
                                 CEO and Director of Global
                                 Crossing Ltd.

Mark Attanasio (4)               Director of Global Crossing          342,447,683      58.9%
                                 Ltd., Group Managing Director,
                                 Trust Company of the West

-----------------------------

1    Includes 342,447,683 shares of Class B Stock beneficially owned by Global
     Crossing Ltd., 2,000,000 shares of Class A Stock beneficially owned by
     Pacific Capital Group and 1,333,334 shares of Class A Stock options. Mr.
     Winnick is a director of Global Crossing Ltd. and Pacific Capital Group, a company controlled by Mr. Winnick. Mr. Winnick disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd.

2    Includes 342,447,683 shares of Class B Stock beneficially owned by Global
     Crossing Ltd. and 666,667 shares of Class A Stock options. Mr. Cook is a director of Global Crossing Ltd. Mr. Cook disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd.

3    Includes 342,447,683 shares of Class B Stock beneficially owned by Global
     Crossing Ltd. and 666,667 shares of Class A Stock subject to options. Mr.
     Casey is the Chief Executive Officer of Global Crossing Ltd. and also a director of Global Crossing Ltd. Mr. Casey disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd.

4    Includes 342,447,683 shares of Class B Stock beneficially owned by Global
     Crossing Ltd. Mr. Attanasio is a director of Global Crossing Ltd. Mr.
     Attanasio disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd.

                                                                             2

Norman Brownstein (5)            Director of Global Crossing          342,522,683      58.9%
                                 Ltd., Chairman of the Board of
                                 Brownstein Hyatt & Farber

Joseph P. Clayton (6)            Vice Chairman of the Board and       342,587,683      59.0%
                                 a Director of Global Crossing
                                 Ltd.

William S. Cohen (7)             Director of Global Crossing          342,447,683      58.9%
                                 Ltd., Chairman of the Board,
                                 The Cohen Group

William E. Conway, Jr. (8)       Director of Global Crossing          342,487,683      58.9%
                                 Ltd., Managing Director, The
                                 Carlyle Group

Eric Hippeau (9)                 Director of Global Crossing          427,948,183      73.6%
                                 Ltd., President and Executive
                                 Managing Director of Softbank
                                 International Ventures

-----------------------------

5    Includes 342,447,683 shares of Class B Stock beneficially owned by Global
     Crossing Ltd. Mr. Brownstein is a director of Global Crossing Ltd. Mr.
     Brownstein disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd.

6    Includes 342,447,683 shares of Class B Stock beneficially owned by Global
     Crossing Ltd. Mr. Clayton is a director of Global Crossing Ltd. Mr.
     Clayton disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd.

7    Includes 342,447,683 shares of Class B Stock beneficially owned by Global
     Crossing Ltd. Secretary Cohen is a director of Global Crossing Ltd.
     Secretary Cohen disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd.

8    Includes 342,447,683 shares of Class B Stock beneficially owned by Global
     Crossing Ltd. Mr. Conway is a director of Global Crossing Ltd. Mr. Conway disclaims beneficial ownership of shares beneficially owned by Global
     Crossing Ltd.

9    Includes 342,447,683 shares of Class B Stock beneficially owned by Global
     Crossing Ltd. and 84,645,000 shares of Class B Stock beneficially owned by Softbank. Mr. Hippeau is a director of Global Crossing Ltd. and Softbank. Mr. Hippeau disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd. and Softbank.

                                                                             3

Geoffrey J.W. Kent (10)          Director of Global Crossing          342,447,683      58.9%
                                 Ltd., Chairman and Chief
                                 Executive Officer of
                                 Abercrombie & Kent; Mr. Kent
                                 is a citizen of the United
                                 Kingdom

Maria Elena Lagomasino (11)      Director of Global Crossing          342,447,683      58.9%
                                 Ltd., Co-head of JP Morgan
                                 Private Bank

Gary A. Cohen (12)               President and Chief Executive        342,447,683      58.9%
                                 Officer, Global Crossing
                                 Solutions

Dan J. Cohrs (13)                Executive Vice President &           342,447,683      58.9%
                                 Chief Financial Officer

John L. Comparin (14)            Executive Vice President,            342,447,683      58.9%
                                 Human Resources

S. Wallace Dawson, Jr. (15)      Executive Vice President,            342,447,683      58.9%
                                 Global Network

James C. Gorton (16)             Executive Vice President &           342,485,683      58.9%
                                 General Counsel

-----------------------------

10   Includes 342,447,683 shares of Class B Stock beneficially owned by Global
     Crossing Ltd. Mr. Kent is a director of Global Crossing Ltd. Mr. Kent disclaims beneficial ownership of shares beneficially owned by Global
     Crossing Ltd.

11   Includes 342,447,683 shares of Class B Stock beneficially owned by Global
     Crossing Ltd. Ms. Lagomasino is a director of Global Crossing Ltd. Ms.
     Lagomasino disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd.

12   Includes 342,447,683 shares of Class B Stock beneficially owned by Global
     Crossing Ltd. Mr. Cohen is an executive officer of Global Crossing Ltd.
     Mr. Cohen disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd.

13   Includes 342,447,683 shares of Class B Stock beneficially owned by Global
     Crossing Ltd. Mr. Cohrs is an executive officer of Global Crossing Ltd.
     Mr. Cohrs disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd.

14   Includes 342,447,683 shares of Class B Stock beneficially owned by Global
     Crossing Ltd. Mr. Comparin is an executive officer of Global Crossing
     Ltd. Mr. Comparin disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd.

15   Includes 342,447,683 shares of Class B Stock beneficially owned by Global
     Crossing Ltd. Mr. Dawson is an executive officer of Global Crossing Ltd.
     Mr. Dawson disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd.

16   Includes 342,447,683 shares of Class B Stock beneficially owned by Global
     Crossing Ltd. Mr. Gorton is an executive officer of Global Crossing Ltd.
     Mr. Gorton disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd.

                                                                             4

Joseph P. Perrone (17)           Executive Vice President,            342,447,683      58.9%
                                 Finance, Global Crossing Ltd.

David Walsh (18)                 President and Chief Operating        342,447,683      58.9%
                                 Officer, Global Crossing Ltd.

Carl Grivner (19)                Executive Vice President -           342,447,683      58.9%
                                 Global Operations, Global
                                 Crossing Ltd.

Jose Antonio Rios (20)           President - Global Crossing          342,447,683      58.9%
                                 International, Global Crossing
                                 Ltd.

-----------------------------

17   Includes 342,447,683 shares of Class B Stock beneficially owned by Global
     Crossing Ltd. Mr. Perrone is an executive officer of Global Crossing Ltd.
     Mr. Perrone disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd.

18   Includes 342,447,683 shares of Class B Stock beneficially owned by Global
     Crossing Ltd. Mr. Walsh is an executive officer of Global Crossing Ltd.
     Mr. Walsh disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd.

19   Includes 342,447,683 shares of Class B Stock beneficially owned by Global
     Crossing Ltd. Mr. Grivner is an executive officer of Global Crossing Ltd.
     Mr. Grivner disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd.

20   Includes 342,447,683 shares of Class B Stock beneficially owned by Global
     Crossing Ltd. Mr. Rios is an executive officer of Global Crossing Ltd.
     Mr. Rios disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd.

                                  SCHEDULE II

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                         GLOBAL CROSSING HOLDINGS LTD.

          The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Global Crossing Holdings Ltd. The business address of each such person is Wessex House, First Floor, 45 Reid Street, Hamilton, HM12, Bermuda. Except as stated below, each such person is a U.S. citizen.

                                                                     Number of
                                                                  Shares Owned of   % Ownership of
                                                                    Asia Global       Asia Global
        Name and Title            Present Principal Occupation        Crossing         Crossing
        --------------            ----------------------------        --------         --------
Lorraine Dean (1)                Director, Secretary and Vice     335,625,125          57.8%
                                 President; Ms. Dean is a
                                 British Dependent Territory
                                 citizen

Ian McLean (2)                   Director and President; Mr.      335,625,125          57.8%
                                 McLean is a British Dependent
                                 Territory citizen

-----------------------------

1    Includes 335,625,125 shares of Class B Stock beneficially owned by Global
     Crossing Holdings Ltd. Ms. Dean is a director of Global Crossing Holdings
     Ltd. Ms. Dean disclaims beneficial ownership of shares beneficially owned by Global Crossing Holdings Ltd.

2    Includes 335,625,125 shares of Class B Stock beneficially owned by Global
     Crossing Holdings Ltd. Mr. McLean is a director of Global Crossing
     Holdings Ltd. Mr. McLean disclaims beneficial ownership of shares beneficially owned by Global Crossing Holdings Ltd.


                                 SCHEDULE III

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                      GLOBAL CROSSING ASIA HOLDINGS LTD.

          The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Global Crossing Asia Holdings Ltd. The business address of each such person is Wessex House, First Floor, 45 Reid Street, Hamilton, HM12, Bermuda. Except as stated below, each such person is a U.S. citizen.

                                                                     Number of
                                                                  Shares Owned of   % Ownership of
                                                                    Asia Global       Asia Global
        Name and Title            Present Principal Occupation        Crossing         Crossing
        --------------            ----------------------------        --------         --------
Lorraine Dean (1)                Director, Secretary and Vice     335,625,125           57.8%
                                 President; Ms. Dean is a
                                 British Dependent Territory
                                 citizen

Ian McLean (2)                   Director and President; Mr.      335,625,125           57.8%
                                 McLean is a British Dependent
                                 Territory citizen

-----------------------------

1    Includes 335,625,125 shares of Class B Stock beneficially owned by Global
     Crossing Holdings Ltd. Ms. Dean is a director of Global Crossing Holdings
     Ltd. Ms. Dean disclaims beneficial ownership of shares beneficially owned by Global Crossing Holdings Ltd.

2    Includes 335,625,125 shares of Class B Stock beneficially owned by Global
     Crossing Holdings Ltd. Mr. McLean is a director of Global Crossing
     Holdings Ltd. Mr. McLean disclaims beneficial ownership of shares beneficially owned by Global Crossing Holdings Ltd.


                                  SCHEDULE IV

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                 GLOBAL CROSSING NORTH AMERICAN HOLDINGS, INC.

          The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Global Crossing North American Holdings, Inc. The business address of each such person is 180 South Clinton Avenue, Rochester NY 14646. Except as stated below, each such person is a U.S. citizen.

                                                                     Number of
                                                                   Shares Owned     % Ownership of
                                                                  of Asia Global     Asia Global
        Name and Title            Present Principal Occupation       Crossing          Crossing
        --------------            ----------------------------       --------          --------
Thomas J. Casey (1)              Chief Executive Officer           343,314,350           59.0%

Joseph P. Clayton (2)            Director and President            342,587,683           59.0%

Susan Dullabh (3)                Treasurer                          20,002,000            3.4%

Robert Klug (4)                  Director and Chief Financial       20,000,000            3.4%
                                 Officer; Mr. Klug is a citizen
                                 of Canada

Joseph Perrone (5)               Vice President                    342,447,683           58.9%

-----------------------------

1    Includes 342,447,683 shares of common stock beneficially owned by Global
     Crossing Ltd. and 666,667 shares of Class A Stock subject to options. Mr.
     Casey is the Chief Executive Officer of Global Crossing Ltd. and also a director of Global Crossing Ltd. Mr. Casey disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd.

2    Includes 342,447,683 shares of Class B Stock beneficially owned by Global
     Crossing Ltd. Mr. Clayton is a director of Global Crossing Ltd. Mr.
     Clayton disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd.

3    Includes 20,000,000 shares of Class B Stock beneficially owned by Global
     Crossing North American Holdings, Inc. Ms. Dullabh is an executive officer of Global Crossing North American Holdings, Inc. Ms. Dullabh disclaims beneficial ownership of shares beneficially owned by Global
     Crossing North American Holdings, Inc.

4    Includes 20,000,000 shares of Class B Stock beneficially owned by Global
     Crossing North American Holdings, Inc. Mr. Klug is a director of Global
     Crossing North American Holdings, Inc. Mr. Klug disclaims beneficial ownership of shares beneficially owned by Global Crossing North American
     Holdings, Inc.

5    Includes 342,447,683 shares of Class B Stock beneficially owned by Global
     Crossing Ltd. Mr. Perrone is an executive officer of Global Crossing Ltd.
     Mr. Perrone disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd.

                                                                             2

                                                                     Number of
                                                                  Shares Owned of   % Ownership of
                                                                    Asia Global       Asia Global
        Name and Title            Present Principal Occupation        Crossing         Crossing
        --------------            ----------------------------        --------         --------

Mitchell Sussis (6)              Director and Vice President        20,000,500            3.4%

Joseph Tesoriero (7)             Vice President                     20,009,390            3.4%














-----------------------------

6    Includes 20,000,000 shares of Class B Stock beneficially owned by Global
     Crossing North American Holdings, Inc. Mr. Sussis is a director of Global
     Crossing North American Holdings, Inc. Mr. Sussis disclaims beneficial ownership of shares beneficially owned by Global Crossing North American
     Holdings, Inc.

7    Includes 20,000,000 shares of Class B Stock beneficially owned by Global
     Crossing North American Holdings, Inc. Mr. Tesoriero is an executive officer of Global Crossing North American Holdings, Inc. Mr. Tesoriero disclaims beneficial ownership of shares beneficially owned by Global
     Crossing North American Holdings, Inc.


                                  SCHEDULE V

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                         IPC INFORMATION SYSTEMS, INC.

          The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of IPC Information Systems, Inc. The business address of each such person is 88 Pine Street, New York, NY 10005. Except as stated below, each such person is a U.S. citizen.

                                                                     Number of
                                                                   Shares Owned     % Ownership of
                                                                  of Asia Global     Asia Global
        Name and Title            Present Principal Occupation       Crossing          Crossing
        --------------            ----------------------------       --------          --------
Joseph P. Clayton (1)            Director, Chief Executive            342,587,683      59.0%
                                 Officer

David Walsh (2)                  President                            342,447,683      58.9%

Susan Dullabh (3)                Treasurer                             20,002,000       3.4%

Robert Klug (4)                  Director and Chief Financial          20,000,000       3.4%
                                 Officer; Mr. Klug is a citizen
                                 of Canada

Joseph Perrone (5)               Vice President                       342,447,683      58.9%

-----------------------------

1    Includes 342,447,683 shares of Class B Stock beneficially owned by Global
     Crossing Ltd. Mr. Clayton is a director of Global Crossing Ltd. Mr.
     Clayton disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd.

2    Includes 342,447,683 shares of Class B Stock beneficially owned by Global
     Crossing Ltd. Mr. Walsh is an executive officer of Global Crossing Ltd.
     Mr. Walsh disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd.

3    Includes 20,000,000 shares of Class B Stock beneficially owned by Global
     Crossing North American Holdings, Inc. Ms. Dullabh is an executive officer of Global Crossing North American Holdings, Inc. Ms. Dullabh disclaims beneficial ownership of shares beneficially owned by Global
     Crossing North American Holdings, Inc.

4    Includes 20,000,000 shares of Class B Stock beneficially owned by Global
     Crossing North American Holdings, Inc. Mr. Klug is a director of Global
     Crossing North American Holdings, Inc. Mr. Klug disclaims beneficial ownership of shares beneficially owned by Global Crossing North American
     Holdings, Inc.

5    Includes 342,447,683 shares of Class B Stock beneficially owned by Global
     Crossing Ltd. Mr. Perrone is an executive officer of Global Crossing Ltd.
     Mr. Perrone disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd.

                                                                             2

                                                                     Number of
                                                                   Shares Owned     % Ownership of
                                                                  of Asia Global     Asia Global
        Name and Title            Present Principal Occupation       Crossing          Crossing
        --------------            ----------------------------       --------          --------

Mitchell Sussis (6)              Director and Vice President           20,000,500       3.4%

Joseph Tesoriero (7)             Vice President                        20,009,390       3.4%






















-----------------------------

6    Includes 20,000,000 shares of Class B Stock beneficially owned by Global
     Crossing North American Holdings, Inc. Mr. Sussis is a director of Global
     Crossing North American Holdings, Inc. Mr. Sussis disclaims beneficial ownership of shares beneficially owned by Global Crossing North American
     Holdings, Inc.

7    Includes 20,000,000 shares of Class B Stock beneficially owned by Global
     Crossing North American Holdings, Inc. Mr. Tesoriero is an executive officer of Global Crossing North American Holdings, Inc. Mr. Tesoriero disclaims beneficial ownership of shares beneficially owned by Global
     Crossing North American Holdings, Inc.


                                  SCHEDULE VI

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                                  IXNET, INC.

          The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of IXnet, Inc. The business address of each such person is 88 Pine Street, New York, NY 10005. Except as stated below, each such person is a U.S. citizen.

                                                                     Number of
                                                                   Shares Owned     % Ownership of
                                                                  of Asia Global     Asia Global
        Name and Title            Present Principal Occupation       Crossing          Crossing
        --------------            ----------------------------       --------          --------
Joseph P. Clayton (1)            Director, Chief Executive            342,587,683      59.0%
                                 Officer

Susan Dullabh (2)                Treasurer                             20,002,000       3.4%

Robert Klug (3)                  Director and Chief Financial          20,000,000       3.4%
                                 Officer; Mr. Klug is a citizen
                                 of Canada

Joseph Perrone (4)               Vice President                       342,447,683      58.9%

Mitchell Sussis (5)              Director and Vice President           20,000,500       3.4%

-----------------------------

     1    Includes 342,447,683 shares of Class B Stock beneficially owned by
          Global Crossing Ltd. Mr. Clayton is a director of Global Crossing
          Ltd. Mr. Clayton disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd.

     2    Includes 20,000,000 shares of Class B Stock beneficially owned by
          Global Crossing North American Holdings, Inc. Ms. Dullabh is an executive officer of Global Crossing North American Holdings, Inc.
          Ms. Dullabh disclaims beneficial ownership of shares beneficially owned by Global Crossing North American Holdings, Inc.

     3    Includes 20,000,000 shares of Class B Stock beneficially owned by
          Global Crossing North American Holdings, Inc. Mr. Klug is a director of Global Crossing North American Holdings, Inc. Mr. Klug disclaims beneficial ownership of shares beneficially owned by Global Crossing
          North American Holdings, Inc.

     4    Includes 342,447,683 shares of Class B Stock beneficially owned by
          Global Crossing Ltd. Mr. Perrone is an executive officer of Global
          Crossing Ltd. Mr. Perrone disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd.

     5    Includes 20,000,000 shares of Class B Stock beneficially owned by
          Global Crossing North American Holdings, Inc. Mr. Sussis is a director of Global Crossing North American Holdings, Inc. Mr. Sussis disclaims beneficial ownership of shares beneficially owned by Global Crossing North American Holdings, Inc.


                                                                     Number of
                                                                   Shares Owned     % Ownership of
                                                                  of Asia Global     Asia Global
        Name and Title            Present Principal Occupation       Crossing          Crossing
        --------------            ----------------------------       --------          --------

Joseph Tesoriero (6)             Vice President                        20,009,390       3.4%

-----------------------------

     6    Includes 20,000,000 shares of Class B Stock beneficially owned by
          Global Crossing North American Holdings, Inc. Mr. Tesoriero is an executive officer of Global Crossing North American Holdings, Inc.
          Mr. Tesoriero disclaims beneficial ownership of shares beneficially owned by Global Crossing North American Holdings, Inc.


                                 SCHEDULE VII

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                     INTERNATIONAL EXCHANGE NETWORKS, LTD.

          The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of International Exchange Networks, Ltd. The business address of each such person is 88 Pine Street, New York, NY 10005. Except as stated below, each such person is a U.S. citizen.

                                                                     Number of
                                                                   Shares Owned     % Ownership of
                                                                  of Asia Global     Asia Global
        Name and Title            Present Principal Occupation       Crossing          Crossing
        --------------            ----------------------------       --------          --------
Joseph P. Clayton (1)            Director, Chief Executive            342,587,683      59.0%
                                 Officer

David Walsh (2)                  President                            342,447,683      58.9%

Susan Dullabh (3)                Treasurer                             20,002,000       3.4%

Robert Klug (4)                  Director and Chief Financial          20,000,000       3.4%
                                 Officer; Mr. Klug is a citizen
                                 of Canada

Joseph Perrone (5)               Vice President                       342,447,683      58.9%

-----------------------------

1    Includes 342,447,683 shares of Class B Stock beneficially owned by Global
     Crossing Ltd. Mr. Clayton is a director of Global Crossing Ltd. Mr.
     Clayton disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd.

2    Includes 342,447,683 shares of Class B Stock beneficially owned by Global
     Crossing Ltd. Mr. Walsh is an executive officer of Global Crossing Ltd.
     Mr. Walsh disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd.

3    Includes 20,000,000 shares of Class B Stock beneficially owned by Global
     Crossing North American Holdings, Inc. Ms. Dullabh is an executive officer of Global Crossing North American Holdings, Inc. Ms. Dullabh disclaims beneficial ownership of shares beneficially owned by Global
     Crossing North American Holdings, Inc.

4    Includes 20,000,000 shares of Class B Stock beneficially owned by Global
     Crossing North American Holdings, Inc. Mr. Klug is a director of Global
     Crossing North American Holdings, Inc. Mr. Klug disclaims beneficial ownership of shares beneficially owned by Global Crossing North American
     Holdings, Inc.

5    Includes 342,447,683 shares of Class B Stock beneficially owned by Global
     Crossing Ltd. Mr. Perrone is an executive officer of Global Crossing Ltd.
     Mr. Perrone disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd.


                                                                     Number of
                                                                   Shares Owned     % Ownership of
                                                                  of Asia Global     Asia Global
        Name and Title            Present Principal Occupation       Crossing          Crossing
        --------------            ----------------------------       --------          --------

Mitchell Sussis (6)              Director and Vice President           20,000,000       3.4%

Joseph Tesoriero (7)             Vice President                        20,009,390       3.4%

-----------------------------

6 Includes 20,000,000 shares of Class B Stock beneficially owned by Global Crossing North American Holdings, Inc. Mr. Sussis is a director of Global Crossing North American Holdings, Inc. Mr. Sussis disclaims beneficial ownership of shares beneficially owned by Global Crossing North American Holdings, Inc.

7 Includes 20,000,000 shares of Class B Stock beneficially owned by Global Crossing North American Holdings, Inc. Mr. Tesoriero is an executive officer of Global Crossing North American Holdings, Inc. Mr. Tesoriero disclaims beneficial ownership of shares beneficially owned by Global Crossing North American Holdings, Inc.

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